SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month May, 2003
Commission File Number: 0-29638

SPUR VENTURES INC.
(Exact name of registrant as specified in its charter)

Suite 1212 – 1130 West Pender Street
Vancouver, British Columbia, Canada V6E 4A4
(Address of Principal Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: _X_	Form-40-F: ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No: _X_

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________________

Form 6-K

Submitted herewith:

1.	May 14, 2003 Press Release as reported to the British Columbia Securities Commission and the TSX Venture Exchange.

2.	BC Form 45-902F, Report of Exempt Distribution as reported to the British Columbia Securities Commission

3.	BC Form 53-901F, Material Change Report as reported to the British Columbia Securities Commission

4.	BC Form 45-102F2, Resale of Securities as reported to the British Columbia Securities Commission.

SIGNATURES

Pursuant to the requirements of he Securities Exchange Act of 1934, the registrant has duly caused this report to be signed in its behalf by the undersigned, thereunto duly authorized.

Spur Ventures Inc.
(Registrant)

By	Y.B. Ian H

Y.B. Ian He
President and Director

Date	May 15, 2003

N E W S    R E L E A S E

May 14, 2003	SYMBOL: SVU

PRIVATE PLACEMENT CLOSED

The Company has now closed its recently announced private placement of 5,000,000 units of the Company at the price of $0.50 per unit, each unit consisting of one common share and one non-transferable warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $0.60 per share for two years, until May 13, 2005. The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded in British Columbia until September 14, 2003 except as permitted by the Securities Act and the Rules made thereunder and the TSX Venture Exchange. The Company is entitled to require the holder of a warrant to exercise it on any date which is 20 days from the date of notice by the Company to the holder that the closing price for the preceding 20 consecutive trading days per common share on the TSX Venture Exchange exceeds $1.20 per common share.

In consideration of arranging the private placement, Riverbank Group Limited received a finder’s fee of $134,400 paid in cash and Global Resource Investments Limited received a finder’s fee by the issuance of 70,000 units having the same terms and conditions as described above, and which may not be traded in British Columbia until September 14, 2003 except as permitted by the Securities Act and the Rules made thereunder and the TSX Venture Exchange.

Robert G. Atkinson

Robert G. Atkinson
Chairman of the Board

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 1212 – 1130 West Pender Street, Vancouver B.C. Canada V6E 4A4
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com

BCF 45-902F (Formerly Form 20) Securities Act REPORT OF EXEMPT DISTRIBUTION

1.	State the full name, address and telephone number of the issuer of the security distributed. Spur Ventures Inc. 1212 - 1130 West Pender Street Vancouver, BC V6E 4A4 604-689-5564

2.	State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which is it reporting. The Issuer is a reporting issuer in British Columbia and Alberta.

3.

State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

The Issuer is listed on the TSX Venture Exchange.

4.

Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Private Placement – 5,000,000 units, each unit consisting of one common share of the Company and one warrant, each one warrant entitling the holder to purchase one additional share in the capital of the Company until May 13, 2005, at the price of $0.60 per share. The Issuer is entitled to require the holder of a warrant to exercise on any date which is twenty days from the date of the notice by the Issuer to the holder that the closing price for the preceding 20 consecutive trading days per common share on the TSX Venture Exchange exceeds $1.20 per common share.

5.	Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 Resale of Securities to determine what restricted or seasoning period applies to the security.

Full name of purchaser and Municipality and Jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Mulfun Resources Corp. 390-2025 West 42nd Avenue Vancouver, BC V6M 2B5	200,000	May 13, 2003	$0.50 Per Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day
Dan Mauro 160-6755 Graybar Road Richmond, BC V6W 1H8	50,000	May 13, 2003	$0.50 Per Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day

Full name of purchaser and Municipality and Jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Hai Lin Hu Hu Ming Road 6988 Lane Lian Pu Garden No. 8 Room 201 Shanghai, China	10,000	May 13, 2003	$0.50 Per Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day
Hsing-Chung Huang 340 Peida Road 12th Fl-3 Hsin Chu City, Taiwan	150,000	May 13, 2003	$0.50 Per Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day
Ju Ting Chiu 335 Peng Yi Rd. Tai Ping Tai Chung, Taiwan	100,000	May 13, 2003	$0.50 Per Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day
Riverbank Group Limited 11-13 Victoria Street Douglas, Isle of Man 1M1 2LR	220,000	May 13, 2003	$0.50 Per Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day
Lomali Limited 11-13 Victoria Street Douglas, Isle of Man 1M1 2LR	200,000	May 13, 2003	$0.50 Per Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day
Michael Atkinson 1801-1033 Marinaside Cres. Vancouver, BC V6Z 3A3	75,000	May 13, 2003	$0.50 Per Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day
Sagit Investment Management Ltd. 900-789 West Pender Street Vancouver, BC V6C 1H2	500,000	May 13, 2003	$0.50 Per Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day
Colin Leech-Porter 3550 Quesnel Drive Vancouver, BC V6L 2W6	10,000	May 13, 2003	$0.50 Per Unit	Securities Act 74(2)(9)	4 Months and 1 day
Kalen Leech-Porter 3550 Quesnel Drive Vancouver, BC V6L 2W6	20,000	May 13, 2003	$0.50 Per Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day
Minhas Sayani Trimark Trading 30020-107 Block B Arenco Bldg. Sabell, Dubai U.A.E.	400,000	May 13, 2003	$0.50 Per Unit	BCI 72-503	4 Months and 1 day
Robert Cross 940-1040 West Georgia Street Vancouver, BC V6E 4H1	800,000	May 13, 2003	$0.50 Per Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day

Full name of purchaser and Municipality and Jurisdiction of residence	Number of securities purchased	Date of distribution	Price per security/total purchase price (Canadian $)	Exemption relied on	Length of any restricted or seasoning period
Robert G. Atkinson 6225 Imperial Avenue West Vancouver, BC V7W2J2	150,000	May 13, 2003	$0.50 Per Unit	Securities Act 74(2)(9)	4 Months and 1 day
MJA Group Ventures Ltd. 1801-1033 Marinaside Crescent Vancouver, BC V6Z 3A3	300,000	May 13, 2003	$0.50 Per Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day
A & E Capital Funding Inc. 1103-1166 Alberni Street Vancouver, BC V6C 3Z3	100,000	May 13, 2003	$0.50 Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day
David G. Nelson 1100-1166 Alberni Street Vancouver, BC V6C 3Z3	165,000	May 13, 2003	$0.50 Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day
Gus Wahlroth 5737 126th Street Surrey, BC V3W 0J2	50,000	May 13, 2003	$0.50 Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day
John Nugent 1100 - 1166 Alberni Street Vancouver, BC V6C 3Z3	200,000	May 13, 2003	$0.50 Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day
Exploration Capital Partners Limited Partnership 7770 El Camino Real Carlsbad, California 92009	1,000,000	May 13, 2003	$0.50 Unit	BCI 72-503	4 Months and 1 day
Jo-Ann M. Bayley 4143 Ranger Crescent North Vancouver, BC V7R3L8	100,000	May 13, 2003	$0.50 Unit	Multilateral Instrument 45-105(5.1(2))	4 Months and 1 day
The Sinclair Family Trust 1937 Knox Road Vancouver, BC V6T 1S5	100,000	May 13, 2003	$0.50 Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day
Global (GMPC) Holdings Inc. 1103 - 1166 Alberni Street Vancouver, BC V6C 3Z3	100,000	May 13, 2003	$0.50 Unit	Multilateral Instrument 45-103(3.1(2))	4 Months and 1 day

6.	Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See schedule attached hereto

7.

State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

$1,460,000

8.

Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and address of person being compensated	Compensation paid (number and type of security and/or cash amount (Canadian $))	Price per share (Canadian $)
RiverBank Group Limited 305-3438 Marine Drive West Vancouver, BC V7V 1L2	$116,900	N/A
Global Resource Investment Limited 7770 El Camino Real Carlsbad, California 92009	70,000 Units, each Unit consisting of one common share and one non transferable warrant, with the same terms and conditions as set out herein. Exemption relied on: Section 128(f) of the Rules.	$0.50

The undersigned hereby certified that the statements made in this report and in any schedule to this report are true and correct.

DATED at Vancouver, British Columbia this ____ day of ___, 2003.

SPUR VENTURES INC.____________
Name of issuer (please print)

________________________________
Signature of authorized signatory

________________________________
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

SCHEDULE

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Mulfun Resources Corp. 390-2025 West 42nd Avenue Vancouver, BC V6M 2B5	david-muller@maxima-invest.com 604-266-1200	200,000 Units	Multilateral Instrument 45-103(3.1(2))
Dan Mauro 160-6755 Graybar Road Richmond, BC V6W 1H8	n/a 604-250-7320	50,000 Units	Multilateral Instrument 45-103(3.1(2))
Hai Lin Hu Lian Pu Garden No. 8 Room 21 Shanghai, China	n/a 6413-4306	10,000 Units	Multilateral Instrument 45-103(3.1(2))
Hsing Chung Huang 340 Peida Road 12th Fl-3 Hsin Chu City, Taiwan	n/a 3-525-5893	150,000 Units	Multilateral Instrument 45-103(3.1(2))
Kwee Peng Jo 345Peng Yi Rd. Tai Ping Tai Chung, Taiwn	n/a 8864-22700838	100,000 Units	Multilateral Instrument 45-103(3.1(2))
Riverbank Group Limited 11-13 Victoria Street Douglas, Isle of Man 1M1 2LR	casper@rivergroup.ca 44-11624-611-929	220,000 Units	Multilateral Instrument 45-103(3.1(2))
Lomali Limited 11-13 Victoria Street Douglas, Isle of Man 1M1 2LR	n/a 44-1624-611-929	200,000 Units	Multilateral Instrument 45-103(3.1(2))
Michael Atkinson 1801-1033 Marinaside Crescent Vancouver, BC V6Z 3A3	matkinson@quest-mail.com 604-733-8171	75,000 Units	Multilateral Instrument 45-103(3.1(2))
Sagit Investment Management Ltd. 900-789 West Pender Street Vancouver, BC V6C 1H2	rtsakok@sagit.com 604-685-3193	500,000 Units	Multilateral Instrument 45-103(3.1(2))
Colin Leech-Porter 3550 Quesnel Drive Vancouver, BC V6L 2W6	colinlp@telus.net 604-737-1630	10,000 Units	Securities Act 74(2)(9)
Kalen Leech-Porter 3550 Quesnel Drive Vancouver, BC V6L 2W6	kalenlp@telus.net 604-737-1630	20,000 Units	Multilateral Instrument 45-103(3.1(2))
Minhas Sayani Trimark Trading 30020-107 Block B Arenco Bldg. Sabell, Dubai U.A.E.	minhas_sayani@yahoo.com 97150-652-2589	400,000 Units	BCI 72-503

2

Robert Cross 940-1040 West Georgia Street Vancouver, BC V6E 4H1	cross@macluan.com 604-688-6668	800,000 Units	45-103(3.1(2))
Robert G. Atkinson 6225 Imperial Avenue West Vancouver, BC V7W 2J2	rga@imag.net 604-921-6919	150,000 Units	74(2)(9)
MJA Group Ventures Ltd. 1801-1033 Marinaside Cres. Vancouver, BC V6Z 3A3	matkinson@guest-mail.com 604-733-8171	300,000 Units	45-103(3.1(2))
A & E Capital Funding Inc. 1103-1166 Alberni Street Vancouver, BC V6C 3Z3	gewart@hotmail.com 604-688-3410	100,000 Units	45-103(3.1(2))
David G. Nelson 1100-1166 Alberni Street Vancouver, BC V6C 3Z3	david@nelsoninternational.com 604-689-9324	165,000 Units	45-103(3.1(2))
Gus Wahlroth 5737 126th Street Surrey, BC V3W 0J2	gwahlroth@goldencapital.com 604-595-2444	50,000 Units	45-103(3.1(2))
John Nugent 1100 - 1166 Alberni Street Vancouver, BC V6C 3Z3	jonug80@hotmail.com 604-228-0888	200,000 Units	45-103(3.1(2))
Exploration Partners Limited 7770 El Camino Real Carlsbad, California 92009	ksp@gril.net 760-943-3939	1,000,000 Units	BCI 72-503
Joanne Bayley 4143 Ranger Crescent North Vancouver, BC V7R 3L8	jobayley@shaw.ca 604-987-1865	100,000 Units	45-103(3.1(2))
The Sinclair Family Trust 1937 Knox Road Vancouver, BC V6T 1S5	n/a 604-222-4920	100,000 Units	45-103(3.1(2))
Global (GMPC) Holdings Inc. 1103 - 1166 Alberni Street Vancouver, BC V6C 3Z3	rga@imag.net 604-688-3410	100,000 Units	45-103(3.1(2))

BC FORM 53-901F AND ASC FORM 27

SECURITIES ACT

ITEM 1.	REPORTING ISSUER

Spur Ventures Inc. (the “Issuer”) 1212 – 1130 West Pender Street Vancouver, BC V6E 4A4

ITEM 2.	DATE OF MATERIAL CHANGE

May 13, 2003

ITEM 3.	PRESS RELEASE

Issued May 14, 2003 and distributed through the facilities of Canada News Wire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company has now closed its recently announced private placement of 5,000,000 Units raising gross proceeds of $2,500,000.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Company has now closed its recently announced private placement of 5,000,000 Units at the price of $0.50 per Unit, each Unit consisting of one share and one non-transferable warrant, each one warrant entitling the holder to purchase one additional share of the Company at the price of $0.60 per share until May 13, 2005. The Company is entitled to require the holder of a warrant to exercise on any date, which is twenty days from the date of the notice by the Company to the holder that the closing price for the preceding 20 consecutive trading days per common share on the TSX Venture Exchange exceeds $1.20 per common share.

In consideration of arranging the private placement, Riverbank Group Limited received a finder’s fee of $134,400 paid in cash and Global Resource Investments Limited received a finder’s fee by the issuance of 70,000 units having the same terms and conditions as described above, and which may not be traded in British Columbia until September 14, 2003 except as permitted by the Securities Act and the Rules made thereunder and the TSX Venture Exchange.

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)

Not Applicable

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which has been omitted.

ITEM 8.	SENIOR OFFICER

Contact: Robert G. Atkinson Telephone: 604.688.3410

ITEM 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

__Robert G. Atkinson______
 Robert G. Atkinson, Chairman

DATED at Vancouver, this 14 day of May 2003.

FORM 45-102F2

Certificated under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Spur Ventures Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on May 13, 2003 of 5,070,000 units of Spur Ventures Inc., Spur Ventures Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this 14 day of May 2003.

SPUR VENTURES INC.

By:	___Robert G. Atkinson_____ Robert G. Atkinson, Chairman